                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                  International Microcomputer Software, Inc.
            ------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                     -------------------------------------
                        (Title of Class of Securities)


                                   459862306
                              -------------------
                                (CUSIP Number)


                             Andrew S. Paul, Esq.
                       c/o Tudor Investment Corporation
                        One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
             ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 1, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     126,550
    EACH                    --------------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                    --------------------------------
                            10 SHARED DISPOSITIVE POWER
                               126,550
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               126,550
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               3.9%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Tudor Jones, II
     TIN:
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     132,250
    EACH                    --------------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                    --------------------------------
                            10 SHARED DISPOSITIVE POWER
                               132,250
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               132,250
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.0%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund Ltd.
     TIN:  n/a
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     49,175
    EACH                    --------------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                    --------------------------------
                            10 SHARED DISPOSITIVE POWER
                               49,175
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               49,175
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               1.5%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund L.P.
     TIN: 13-3735415
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     22,075
    EACH                       -----------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                       -----------------------------
                            10 SHARED DISPOSITIVE POWER
                               22,075
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               22,075
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.7%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Arbitrage Partners L.P.
     TIN:  13-3496979
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     5,700
    EACH                    --------------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                    --------------------------------
                            10 SHARED DISPOSITIVE POWER
                               5,700
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               5,700
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.2%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Global Trading LLC
     TIN:  13-3862744
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     5,700
    EACH                       -----------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                       -----------------------------
                            10 SHARED DISPOSITIVE POWER
                               5,700
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               5,700
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               0.2%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
------------------------------------------------------------

---------------------
CUSIP NO. 459862306
---------------------
------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor BVI Futures, Ltd.
     TIN: n/a
------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
------------------------------------------------------------
                            7  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                  --------------------------------
BENEFICIALLY                8  SHARED VOTING POWER
  OWNED BY                     55,300
    EACH                    --------------------------------
 REPORTING                  9  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                    --------------------------------
                            10 SHARED DISPOSITIVE POWER
                               55,300
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                               55,300
------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               1.7%
------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------

         This Amendment No. 3, dated October 10, 1996, filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI", and collectively with TIC, Mr. Jones, TGT, Raptor Ltd., Raptor L.P., and TAP, the "Reporting Persons") amends and restates the Schedule 13D, dated February 17, 1994, as amended, filed by the Reporting Persons and Danforth, L.P. ("Danforth") with respect to the common stock, no par value (the "Common Stock"), of International Microcomputer Software, Inc., a California corporation (the "Company") /*/ The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

Item 1.  Security and Issuer
         -------------------

          This Schedule 13D relates to the Common Stock. The Company's principal executive offices are located at 1895 East Franciso Boulevard, San Rafael, CA 94901.


Item 2.  Identity and Background.
         -----------------------

        The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP, and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, CT 06830. The business address of each of Raptor Ltd. and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

        Effective as of July 31, 1995, TIC ceased to provide investment advisory services to Danforth. Accordingly, Danforth is no longer included as a Reporting Person.

-----------------------
/*/ For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

        TIC is an international money management firm that engages in proprietary trading and provides investment advice to Raptor Ltd., Raptor L.P., and Tudor BVI, among others.

        Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

        Each of Raptor Ltd., Raptor L.P., TAP, and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities, and other financial instruments for the benefit of the holders of its partnership, stock, and other capital securities.

        TGT is the sole general partner of TAP and TIC is the sole general partner of Raptor L.P.

        The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd. or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein.

        During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on
Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

        On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alledged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

        The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, and Tudor BVI were acquired in open market purchases for cash on the dates and for the prices set forth on Schedule II hereto. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person,
(ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons, and (iii) cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which are secured by all of the shares of Common Stock held by such Reporting Person.


Item 4.  Purpose of Transaction.
         ----------------------

        Each of Raptor Ltd., Raptor L.P., TAP, and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations, and prospects as well as other then existing or anticipated facts and circumstances including general economic, market, and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease his investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

        Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

        Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock since May 18, 1995.

        Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC, and indirectly owns a majority of the equity interests of TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

        Based on information contained in the Company's 10-K for the year ended June 30, 1996 that there were 3,273,258 shares of Common Stock issued and outstanding as of September 16, 1996, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones, and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones, and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9, and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, Mr. Jones, and TGT) has the power to remove TIC or TGT as its investment advisor or general partner, as the case may be. Each of Raptor Ltd., Raptor L.P., TAP, and Tudor BVI expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones, and TGT disclaims beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, and Tudor BVI.

        Following the sales reported on Schedule II, none of the Reporting Persons remained the beneficial owner, pursuant to Rule 13(d)(1)(i), of more than 5% of the Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         -------------------------------------------

        Except as set forth in this Amendment, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

        (1) Joint Filing Agreement (previously filed)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated:  October 10, 1996


                          TUDOR INVESTMENT CORPORATION



                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel



                          /s/ Paul Tudor Jones, II
                          ----------------------------
                          Paul Tudor Jones, II



                          THE RAPTOR GLOBAL FUND LTD.

                          By: TUDOR INVESTMENT CORPORATION,
                                Trading Advisor


                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel



                          THE RAPTOR GLOBAL FUND L.P.

                          By: TUDOR INVESTMENT CORPORATION,
                                General Partner



                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel

                          TUDOR ARBITRAGE PARTNERS L.P.

                          By: TUDOR GLOBAL TRADING LLC,
                                General Partner



                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel



                          By: TUDOR GLOBAL TRADING LLC



                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel



                          TUDOR BVI FUTURES, LTD.

                          By: TUDOR INVESTMENT CORPORATION,
                                Trading Advisor



                          By:  /s/ Andrew S. Paul
                              ------------------------
                          Name:  Andrew S. Paul
                          Title: Vice President &
                                 General Counsel

                                                                  Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, (iii) such person is a citizen of the United States, and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              -----------------------------

Paul Tudor Jones, II/*/     Chairman/ of the Board of Directors, Chief
                            Executive Officer of TIC.

Mark F. Dalton              Director, President, and Chief
                            Operating Officer of TIC.

Patrick A. Keenan           Director, Vice President, and Chief
                            Financial Officer of TIC.

Mark A. Heffernan           Director of TIC.  Mr. Heffernan trades in
Citizen of United           securities and other financial instruments
Kingdom                     for Tudor Proprietary Trading L.L.C., The Upper
                            Mill, Kingston Road, Ewell, Surrey KT17 2AF,
                            England.

Andrew S. Paul              Director, Vice President, General
                            Counsel, and Corporate Secretary of TIC.

Richard L. Fisher           Director of TIC.  Mr. Fisher is Senior Vice
                            President of Dunavant Enterprises, Inc., 3797
                            Getwell Road, Memphis, TN  38118.




-----------------------
/*/See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below, and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                                  Principal Occupation/
Name                              Business Address
----                              -----------------------------

Inter Caribbean Services Ltd.     Director of Raptor Ltd. The principal
Incorporated in British           place of business of Inter Caribbean
Virgin Islands                    Services Ltd. is c/o Curacao International
                                  Trust Company N.V. ("CITCO"), Kaya
                                  Flamboyan 9, Netherlands Antilles.

Bernard A. Loze                   Director of Raptor Ltd. Chairman and Chief
Citizen of France                 Executive Officer of Loze et Associes, 43,
                                  Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                   Director of Raptor Ltd. Chairman of European
Citizen of France                 Investment Managers, c/o Harney, Westwood &
                                  Riegels, P.O. Box 71, Road Town, Tortola,
                                  British Virgin Islands, which is a consulting and money management firm.

III.  TUDOR GLOBAL TRADING LLC

          The name and present principal occupation or employment of each executive officer of TGT is set forth below. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                              Principal Occupation/
----                              -----------------------------

Paul Tudor Jones, II/*/     Chairman of the Board of Directors, Chief Executive
                            Officer of TIC.

Mark F. Dalton              Director, President, and Chief Operating Officer of
                            TIC.

Patrick A. Keenan           Director, Vice President, and Chief Financial
                            Officer of TIC.

Andrew S. Paul              Director, Vice President, General Counsel, and
                            Corporate Secretary of TIC.




-----------------------
/*/See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

          The name, residence or business address, present principal occupation or employment, the name, principal business, and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                                  Principal Occupation/
Name                              Business Address
----                              -----------------------------

Inter Caribbean Services Ltd.     Director of Tudor BVI.  See information under
                                  Raptor Ltd.

David P. d'Abrumenil              Director of Tudor BVI.
Citizen of United Kingdom         Chairman, Lionspring Enterprises Limited, 36
                                  John Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud            Director of Tudor BVI. Attorney,
Citizen of Switzerland            Jacquemoud & Stanislas, 2, rue Bellow,
                                  Geneva 1206, Switzerland.

Bernard A. Loze                   Director of Tudor BVI.  See information under
                                  Raptor Ltd.

Arpad A. Busson                   Director of Tudor BVI.  See information under
                                  Raptor Ltd.

                                                            Schedule II


                                 TRANSACTIONS

     All shares of Common Stock were purchased or sold in open market transactions for cash.

Tudor BVI
---------

Date       Transaction          # Shares    $/Share
-------    -----------          --------    --------
4/29/96    Sale                 16,400      $9.000
6/10/96    Purchase              2,900      $10.000
9/27/96    Sale                 14,300      $10.750
9/27/96    Sale                  3,800      $11.0799
10/1/96    Sale                 14,600      $10.3214
10/3/96    Sale                  8,800      $10.875
10/3/96    Sale                  3,700      $10.7708

Total Common Stock beneficially owned as of
the date this Schedule 13D:  55,300


 Raptor L.P.
-------------

Date       Transaction          # Shares    $/Share
-------    -----------          --------    --------
4/29/96    Sale                  5,600      $9.000
6/10/96    Purchase                400      $10.000
9/27/96    Sale                  4,200      $10.750
9/27/96    Sale                  1,500      $11.0799
10/1/96    Sale                  5,900      $10.3214
10/3/96    Sale                  3,500      $10.875
10/3/96    Sale                  1,500      $10.7708

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  22,075

TAP
---

Date       Transaction          # Shares    $/Share
-------    -----------          --------    --------
4/29/96    Sale                  2,200      $9.000
6/10/96    Sale                  4,600      $10.000
9/27/96    Sale                  1,500      $10.750
9/27/96    Sale                    300      $11.0799
10/1/96    Sale                  1,500      $10.3214
10/3/96    Sale                    900      $10.875
10/3/96    Sale                    400      $10.7708

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  5,700


Raptor Ltd.
-----------

Date       Transaction          # Shares    $/Share
-------    -----------          --------    --------
4/29/96    Purchase             24,200      $9.000
6/10/96    Purchase              1,300      $10.000
9/27/96    Sale                    500      $11.0799
10/1/96    Sale                 13,000      $10.3214
10/3/96    Sale                  7,800      $10.875
10/3/96    Sale                  3,400      $10.7708

Total Common Stock beneficially owned as of
the date of this Schedule 13D:  49,175